BlackRock MuniEnhanced Fund, Inc. (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

Copies of (i) the Registrant's Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares, filed with the State Department of Assessments and Taxation of Maryland on April 23, 2013 (the "Articles of Amendment") and (ii) the Amendment to Notice of Special Rate Period for Variable Rate Demand Preferred Shares, dated April 23, 2013, and filed with the Registrant's books and records, are attached under sub-item 77Q1(a).